Exhibit 16.1

October 16, 2020

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously the independent registered public accountants for Salamander Innisbrook, LLC and, under the date of September 18, 2020, we reported on the financial statements of Salamander Innisbrook, LLC and the Distribution Fund and the Maintenance Escrow Fund of the Innisbrook Rental Pool Lease Operation as of and for the years ended December 31, 2018 and 2017. On September 21, 2020, we were dismissed. We have read Salamander Innisbrook, LLC’s statements included under Item 4.01 of its Form 8-K filed on October 9, 2020, and we agree with such statements as made in Item 4.01(a), except that we are not in a position to agree or disagree with Salamander Innisbrook, LLC’s statement that the change was approved by Salamander Innisbrook, LLC’s sole member. Furthermore, we do not agree with Salamander Innisbrook LLC’s statement under Item 4.01 (a) stating that there have been no disagreements between the Company (Salamander Innisbrook, LLC) and Frazier & Deeter, LLC on any matter of accounting principles or practices. There was a disagreement on the application of ASC 606 Revenues from Contracts with Customers, regarding the appropriate disaggregation of revenue in Salamander Innisbrook, LLC’s financial statements that, if not resolved to our satisfaction, would have caused us to make reference to in our report. The disagreement was ultimately resolved to our satisfaction. We have no basis to and, therefore, do not agree or disagree with statement made in Item 4.01(b).

This letter should not be regarded as in any way updating the aforementioned reports or representing that we performed any procedures subsequent to the date of such report.

Very truly yours,

/s/ Frazier & Deeter, LLC

Atlanta, Georgia